UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

THERMADYNE HOLDINGS CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

        883435109
(CUSIP Number)

Ann E. Tadajweski, Esq.
Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

                              (212) 872-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

             December 3, 2010

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

Page 1 of 10 Pages

CUSIP No. 883435109	Page 2 of 10 Pages

1           Names of Reporting Persons

ANGELO, GORDON & CO., L.P.

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

Delaware

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

 0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

                                             BD, PN

CUSIP No. 883435109	Page 3 of 10 Pages

1           Names of Reporting Persons

JOHN M. ANGELO

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

United States

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

                                            IN; HC

CUSIP No. 883435109	Page 4 of 10 Pages

1           Names of Reporting Persons

MICHAEL L. GORDON

2           Check the Appropriate Box if a Member of a Group (See Instructions)

a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

OO

5           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

  ☐

6           Citizenship or Place of Organization

United States

Number of Shares	7	Sole Voting Power 0
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

 0

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                           [  ]

13           Percent of Class Represented By Amount in Row (11)

0%

14           Type of Reporting Person (See Instructions)

                                             IN; HC

CUSIP No. 883435109	Page 5 of 10 Pages

This Amendment No. 4 to Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of Thermadyne Holdings Corporation (the “Issuer”).  This Amendment No. 4 amends the initial statement on Schedule 13D, filed on June 5, 2003, as amended by Amendment No. 1, filed on September 19, 2005, Amendment No. 2, filed on February 16, 2010, and Amendment No. 3, filed on October 7, 2010 (collectively, the “Initial Statement”), by the Reporting Persons (as defined herein).  This Amendment No. 4 is being filed by the Reporting Persons to report that the Issuer completed the Merger and, as a result, the Reporting Persons no longer beneficially own any Shares.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is amended as follows.

Item 2.                      Identity and Background.

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Angelo, Gordon & Co., L.P. (“Angelo Gordon”);

ii)
John M. Angelo, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon, and as the chief executive officer of Angelo Gordon (“Mr. Angelo”); and

iii)
Michael L. Gordon, in his capacities as a managing member of JAMG LLC, which is the general partner of AG Partners, L.P., which is the sole general partner of Angelo Gordon, and as the chief operating officer of Angelo Gordon (“Mr. Gordon”).

This statement relates to Shares held for the accounts of Angelo Gordon and certain private investment funds (the “Funds”) for which Angelo Gordon acts as general partner and/or investment adviser.

Angelo Gordon is a Delaware limited partnership.  AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo Gordon.  JAMG LLC, a Delaware limited liability company, is the general partner of AG Partners, L.P.  John M. Angelo is a managing member of JAMG LLC and the chief executive officer of Angelo Gordon.  Michael L. Gordon is the other managing member of JAMG LLC and the chief operating officer of Angelo Gordon.  Angelo Gordon, and AG Partners, L.P. through Angelo Gordon, are engaged in the investment and investment management business.  The principal occupation of each of John M. Angelo and Michael L. Gordon is his respective position as an officer of Angelo Gordon at Angelo Gordon’s principal office.  John M. Angelo and Michael L. Gordon are United States citizens.  The principal business address of each of JAMG LLC, AG Partners, L.P., Angelo Gordon, John M. Angelo and Michael L. Gordon is 245 Park Avenue, New York, New York 10167.  Current information concerning the identity and background of the executive officers of Angelo Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

CUSIP No. 883435109	Page 6 of 10 Pages

Item 5.                  Interest in Securities of the Issuer.

The information reported in Item 5 of the Initial Statement is amended and restated as follows:

(a) – (b)  None of Angelo Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of any Shares (0% of the total number of Shares outstanding).

(c)           None.

(d)           Not applicable.

(e)           December 3, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information reported in Item 6 of the Initial Statement is supplemented as follows:

On December 3, 2010, the Issuer completed the Merger.  Pursuant to the terms of the Merger Agreement, each Share issued and outstanding immediately prior to the Merger, including Shares beneficially owned by the Reporting Person was converted into the right to receive $15.00 in cash, without interest.

CUSIP No. 883435109	Page 7 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 22, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.,
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman Name: Kirk Wickman Title: Attorney-in-Fact

Date: December 22, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: December 22, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

CUSIP No. 883435109	Page 8 of 10 Pages

EXHIBIT INDEX

Page No.

A.	Joint Filing Agreement, dated as of October 7, 2010, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon	11

CUSIP No. 883435109	Page 9 of 10 Pages

ANNEX A

Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship	Principal Occupation	Business Address
John M. Angelo (United States)	Chief Executive Officer	245 Park Avenue New York, NY 10167

Michael L. Gordon (United States)	Chief Operating Officer	245 Park Avenue New York, NY 10167

Kirk Wickman (United States)	Chief Administrative Officer	245 Park Avenue New York, NY 10167

Joseph R. Wekselblatt (United States)	Chief Financial Officer	245 Park Avenue New York, NY 10167

To the best of the Reporting Persons’ knowledge:

(a)           None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

CUSIP No. 883435109	Page 10 of 10 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Shares of Thermadyne Holdings Corporation, dated as of October 7, 2010, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: October 7, 2010	ANGELO, GORDON & CO., L.P.

By: AG Partners, L.P.
Its General Partner

By: JAMG LLC
Its General Partner

By: /s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: October 7, 2010	JOHN M. ANGELO

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact

Date: October 7, 2010	MICHAEL L. GORDON

/s/ Kirk Wickman
Name: Kirk Wickman
Title: Attorney-in-Fact